FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 24, 2002

SIEMENS AKTIENGESELLSCHAFT

(Exact name of registrant as specified in its charter)

Wittelsbacherplatz 2
D-80333 Munich, Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes [ ] No [X]

if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable .

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Sequential Page No.
1.	Press Release, July 24, 2002: Siemens in the Third Quarter (April 1 to June 30) of fiscal 2002	3
2.	Siemens Key Figures (Third Quarter and First Nine Months Fiscal 2002, compared to Fiscal 2001)	14
3.	Siemens AG Third Quarter Fiscal 2002 Unaudited Segment Information, Consolidated Statements of Income, Consolidated Statements of Cash Flow and Consolidated Balance Sheets	16

Exhibit No. 1

SIEMENS

Press Presse Prensa

For the business and financial press
Munich, July 24, 2002

Siemens in the third quarter (April 1 to June 30) of fiscal 2002

- **Net income in the third quarter was €725 million. Comparable net income excluding special items in the third quarter last year was a negative €705 million.**
- **EBIT from Operations was €892 million, driven by strong earnings in the Power Generation, Medical Solutions, Automation and Drives, and Osram segments.**
- **Sales decreased 4% to €20.482 billion and orders fell 20% to €19.033 billion. Excluding the effects of currency translation, acquisitions and dispositions, sales increased 3% and orders were 15% lower year-over-year. The decrease in orders was largely attributable to a high level of orders in the prior year at Power Generation and a record €1.6 billion order at Transportation Systems.**
- **Net cash from operating activities for the first three quarters of the fiscal year improved strongly, to €4.347 billion. Investing activities used €1.141 billion, resulting in net cash from operating and investing activities of €3.206 billion for the first nine months of the fiscal year.**
- **The fourth quarter will be affected by certain items, including a gain on the merger of Siemens' Unisphere Networks subsidiary into Juniper Networks. Results for the fourth quarter, however, are expected to come in below third-quarter levels.**

For the third quarter of fiscal 2002, ended June 30, 2002, Siemens earned net income of €725 million. There were no special items in the quarter and since October 1, 2001

Siemens AG
Corporate Communications
Press Department
80312 Munich

Reference number: AXX200207.48 e
Miriam Steffens
80333 Munich
Tel.: +49-89 636-34794; Fax: -32825
E-mail: miriam.steffens@siemens.com

goodwill is no longer amortized. Net income excluding special items for the third quarter a year ago was a negative €705 million, which excluded €2.313 billion in special items and included goodwill amortization of €183 million. Earnings per share for the current quarter were €0.81, compared to a negative €0.79 a year earlier (excluding special items).

EBIT from Operations was €892 million. In the same period a year earlier, EBIT from Operations was a negative €479 million in part due to asset write-downs totaling €790 million. In the current quarter, a majority of Siemens' Groups increased their EBIT year-over-year. This increased profitability, coupled with intensified asset management, generated a substantial year-over-year increase in net cash from operating activities, to €2.094 billion compared to €406 million in the third quarter a year earlier. Net cash used in investing activities was down sharply compared to the prior year, from €3.228 billion to €628 million, driven by lower capital expenditures. As a result, net cash from operating and investing activities totaled €1.466 billion for the quarter, compared to net cash used of €2.822 billion in the same quarter of the prior year, a period which included €1.6 billion for the purchase of Efficient Networks.

Falling demand in Siemens' major markets adversely affected both sales and orders, which declined 4% and 20%, respectively, compared to the same quarter a year earlier. Adjusting for currency effects and the net effect of acquisitions and dispositions, sales for the third quarter rose 3% compared with the prior-year period and orders were 15% lower. The prior year benefited from an unusually high level of orders, €23.718 billion, in the third quarter of fiscal 2001. In that period, the Transportation Systems Group booked an historic order for 1200 railcars in the U.K. and the U.S. gas turbine boom was nearing its peak.

"I am generally satisfied with our results for the third quarter and the fiscal year to date, given the ongoing difficult conditions in many of our markets", said Siemens CEO Heinrich v. Pierer, "and I am very pleased that we again generated positive net cash flow. This demonstrates again the success of our efforts in asset management."

Siemens AG
Corporate Communications
Press Department
80312 Munich

Reference number: AXX200207.48 e
Miriam Steffens
80333 Munich
Tel.: +49-89 636-34794; Fax: -32825
E-mail: miriam.steffens@siemens.com

Operations in the third quarter of fiscal 2002

In the Information and Communications business area, telecommunications carriers continued to announce steep cuts in planned capital expenditures, resulting in a precipitous drop in demand at Information and Communication Networks (ICN). The Group posted EBIT of negative €84 million, including charges for restructuring of €45 million compared to a negative €563 million in the same quarter a year earlier, a period which included €420 million in charges for asset write-downs. The telecommunications market's continuing collapse was particularly evident in the Group's carrier switch business. While ICN's Efficient Networks unit narrowed its operating loss significantly on a consecutive-quarter basis, it still faces challenging market conditions for broadband access equipment. Third-quarter sales for ICN as a whole dropped more than 30% year-over-year, to €2.190 billion, and orders declined 29%, to €2.029 billion. ICN will continue its restructuring activities over the next several quarters.

Information and Communication Mobile (ICM) continued to perform well in a wireless industry battling slower demand and a challenging pricing environment. EBIT for the third quarter of fiscal 2002 was a negative €9 million, including ICM's €20 million share of a third-quarter loss in the Fujitsu Siemens Computers business. The Mobile Phones Division earned €28 million on sales of 8.2 million units, up from 5.8 million in the same quarter last year and nearly equal to the 8.3 million units sold in the second quarter of this year. The Networks Division recorded a loss of €21 million, primarily due to accounts receivable provisions associated with a customer serving Africa and the Middle East. A year earlier, ICM's third-quarter loss of €511 million included €370 million in charges for asset write-downs. For ICM as a whole, sales for the quarter were flat, at €2.506 billion, while orders fell 19%, to €2.359 billion, reflecting cuts and delays in capital and operating expenditures by cautious wireless carriers. ICM continues to apply cost-cutting programs, which have successfully improved the Group's cost structure.

Siemens Business Services (SBS) earned EBIT of €5 million compared to EBIT of €7 million in the same quarter of the prior year, when the Group realized €44 million from the sale of an equity stake. While sales of €1.367 billion were 3% lower than the €1.410 billion a year earlier, a new order of €100 million helped keep orders level with the same quarter a year ago, at €1.398 billion. Anticipated declines in business volumes will re

Siemens AG
Corporate Communications
Press Department
80312 Munich

Reference number: AXX200207.48 e
Miriam Steffens
80333 Munich
Tel.: +49-89 636-34794; Fax: -32825
E-mail: miriam.steffens@siemens.com

quire SBS to make capacity adjustments in the coming quarters, mainly by reducing dependence on external consultants.

In the Automation and Control business area, Automation and Drives (A&D) continued to perform well in a weak market, delivering €193 million in EBIT led by the Industrial Automation Systems Division and Motion Control Systems Division. EBIT was €225 million in the same quarter a year earlier, before demand in the U.S. and Europe began to slow due to deteriorating macroeconomic conditions. While sales slid 3%, to €2.136 billion, and orders fell 9%, to €2.077 billion, A&D'S EBIT margin remained strong at 9%.

EBIT at Industrial Solutions and Services (I&S) was a negative €32 million. In the same quarter a year earlier, the Group's EBIT was a negative €10 million. Sales declined 4% year-over-year, to €1.069 billion, while orders fell 14%, to €992 million. I&S has embarked on a major restructuring of its organization and business portfolio as well as a rationalization of capacities which is expected to result in charges and expenses in the coming quarters.

Siemens Dematic (SD) recorded EBIT of €12 million compared to a negative €102 million in the third quarter of fiscal 2001, which included significant contract loss accruals. Reduced demand from communication equipment suppliers and electronic contract manufacturers caused a steep drop in business at the Electronics Assembly Division. Sales for the Group overall increased 3%, to €740 million, while orders jumped 43%, to €751 million, boosted by a major new order from the U.S. Postal Service. The percentage increase in orders also reflects the fact that the prior-year quarter included only two months of results from the Dematic businesses that were merged into SD as part of the Atecs Mannesmann (Atecs) acquisition during April 2001. The Group is continuing the task of integrating the Dematic businesses into its operations.

EBIT at Siemens Building Technologies (SBT) was €23 million, compared to €40 million in the comparable quarter a year earlier, as profits slid at the Facility Management Division due in part to accounts receivable write-offs. Sales declined 3%, to €1.287 billion, and orders fell 8%, to €1.280 billion, in particular due to weakening demand at the Fire Safety Division and Facility Management Division.

Siemens AG
Corporate Communications
Press Department
80312 Munich

Reference number: AXX200207.48 e
Miriam Steffens
80333 Munich
Tel.: +49-89 636-34794; Fax: -32825
E-mail: miriam.steffens@siemens.com

In the Power business area, Power Generation (PG) led all Groups with €476 million in EBIT, surpassing its prior-year third-quarter EBIT of €197 million by 142% and eclipsing the €450 million it earned in the second quarter of the current year. EBIT for the quarter was not affected by customer cancellation penalties. Approximately €44 million in third-quarter earnings resulted from updated estimates of project completion performance based on improved efficiency and productivity. PG's EBIT margin reached 19.8%, reflecting operating leverage gained through quality initiatives and capacity utilization in gas turbine manufacturing. Sales rose 9%, to €2.400 billion, despite a negative 5% currency translation effect. The anticipated end of the boom in gas turbine investment in the U.S. produced a year-over-year decline in orders of 51%, to €1.648 billion. At the same time, PG continued to increase its geographic breadth, winning new orders in Europe, Asia, Russia, and the Caribbean basin. PG's order backlog including reservation fees decreased from €25.4 billion in the previous quarter to €21.5 billion in the current quarter, with €2.4 billion of the decline due to currency translation effects. At the same time, the Group converted a higher percentage of reservation fees to confirmed orders within the total backlog.

At Power Transmission and Distribution (PTD), EBIT of €43 million more than doubled compared to the prior-year quarter, led by earnings growth at the High Voltage Division, Power Automation Division, and Service Division. EBIT margin rose to 4.3% on the strength of Group-wide cost-reduction and continuous-improvement programs. Sales and orders each rose 6%, to €1.002 billion and €966 million, respectively. Slower growth in the U.S. market was offset by positive developments in Asia, Europe, and South America as well as continued strength in the High Voltage and Medium Voltage Divisions.

In the Transportation business area, Transportation Systems (TS) posted EBIT of €61 million, compared to €48 million in the third quarter a year ago. Continued productivity improvement was reflected in the Group's EBIT margin, which increased to 5.5%. Sales rose 15%, to €1.102 billion, as TS continued to convert its €11 billion backlog to current business. TS also continued to win new business at a steady pace, including orders for metropolitan rail vehicles in China, the Czech Republic, and the U.S. Orders

Siemens AG
Corporate Communications
Press Department
80312 Munich

Reference number: AXX200207.48 e
Miriam Steffens
80333 Munich
Tel.: +49-89 636-34794; Fax: -32825
E-mail: miriam.steffens@siemens.com

for the quarter were €909 million, a high level except in comparison with the same quarter a year earlier, when TS won a €1.600 billion order for 1200 railcars in the U.K.

EBIT at Siemens VDO Automotive (SV) was €68 million, compared to a loss of €60 million in the same quarter a year earlier. The difference resulted largely from divestment activity, including a gain of €56 million in the current quarter on the sale of the Group's Hydraulik-Ring business and a charge of €35 million in the prior-year quarter associated with the sale of its wiring harness business. Earnings also benefited from the continuing roll-out of innovative new products. Sales were €2.229 billion, 24% higher than in the same quarter a year earlier primarily because that quarter included only two months of results from the VDO businesses that were merged into SV as part of the Atecs acquisition.

In the Medical business area, Med was second only to PG in earnings performance, delivering EBIT of €243 million, 37% higher than its EBIT of €177 million a year earlier. Continuing strong demand for the Group's imaging systems, combined with year-over-year productivity improvements throughout the Group, pushed Med's EBIT margin up to 12.9% from 10.3% a year earlier. Despite a negative 6% currency translation effect on volume growth, sales of €1.882 billion were up 10% year-over-year, while orders held steady at €1.916 billion despite a currency effect of negative 6%.

In the Lighting business area, Osram achieved €102 million in EBIT, up slightly from the same quarter a year earlier, and EBIT margin rose to 9.5%. Sales of €1.073 billion came in 3% below the third-quarter level a year ago due to a 5% negative currency translation effect.

EBIT for Corporate, eliminations was a negative €209 million compared to a negative €48 million in the third quarter a year ago. The current quarter includes a gain of €67 million on the sale of an investment in Siemens and Shell Solar GmbH, and Siemens' €31 million share of Infineon's third-quarter loss. Non-allocated pension-related income (expense) was a negative €61 million compared to a positive €86 million a year earlier.

Siemens AG
Corporate Communications
Press Department
80312 Munich

Reference number: AXX200207.48 e
Miriam Steffens
80333 Munich
Tel.: +49-89 636-34794; Fax: -32825
E-mail: miriam.steffens@siemens.com

Financing and Real Estate

Siemens Financial Services (SFS) boosted income before income taxes to €83 million for the third quarter, well above the €27 million a year earlier. Much of this improvement resulted from investment income in the Equity Division.

Siemens Real Estate (SRE) generated higher earnings from a lower revenue base compared to the third quarter a year earlier. At €53 million, income before income taxes was up 10% from €48 million in the third quarter a year earlier, while weaker demand for property-related services pushed revenues down 3% to €394 million from €407 million a year ago.

International trends for the first nine months

Orders in Germany decreased 5% to €13.571 billion from €14.305 billion in the first nine months of fiscal 2001, including the net effect of acquisitions and dispositions. Excluding this effect, orders in Germany decreased 7%. International orders decreased from €56.010 billion a year ago to €53.283 billion in the first nine months of this year, a decrease of 5%.

Sales in Germany decreased 3% to €13.237 billion, while international sales rose 1% to €49.489 billion. Excluding acquisitions, dispositions, and currency effects, international sales rose 3% and sales in Germany decreased 4%. International business accounts for approximately 80% of Siemens' total volume.

Orders in the U.S. for the nine months decreased 8% to €16.804 billion and sales rose 1% to €15.367 billion. In Asia-Pacific, orders decreased 9% to €8.063 billion and sales decreased 7% to €7.340 billion. China continued to account for the largest share of sales in the region, contributing €2.377 billion. In Europe outside Germany, orders decreased 8% and sales increased 4%.

Siemens AG
Corporate Communications
Press Department
80312 Munich

Reference number: AXX200207.48 e
Miriam Steffens
80333 Munich
Tel.: +49-89 636-34794; Fax: -32825
E-mail: miriam.steffens@siemens.com

Siemens results for the first nine months

Net income for the first nine months of fiscal 2002 was €2.544 billion, including after-tax special items totaling €936 million, in gains on the sale of Infineon shares. In the same period a year earlier, net income was €3.186 billion including after-tax special items totaling €2.535 billion, including a €3.459 billion pre-tax gain on the irrevocable transfer of 93.8 million shares in Infineon to Siemens' domestic pension trust. The prior-year period also included €381 million of goodwill amortization; in accordance with changes in U.S. GAAP, goodwill is no longer amortized. Earnings per share excluding special items for the first nine months of this year increased to €1.81 compared to €0.74 in the same period a year ago. EBIT from Operations increased to €2.298 billion compared to €1.459 billion a year earlier. Orders for the first nine months were €66.854 billion, down 5% from €70.315 billion a year earlier, and sales edged up slightly to €62.726 billion.

Income statement highlights for the third quarter (Operations)

Net sales for Siemens worldwide were €20.482 billion compared to €21.360 billion in the third quarter of the prior fiscal year. Within that total, net sales from Operations for the quarter were flat at €20.308 billion. Gross profit as a percentage of sales increased from 25.1% to 28.0%, reflecting higher margins at PG and Med in the current quarter and prior-year charges for asset write-downs at ICN and ICM. Research and development expense was 7.0% compared to 6.9% a year earlier. Marketing, selling and general administrative expenses as a percentage of sales dropped significantly, from 20.0% to 17.4%, due to reduced outlays for marketing and lower provisions for loans and accounts receivable, particularly at ICN in the prior year.

Other operating income (expense) was a positive €43 million, compared to a negative €62 million last year, a period that included higher amortization of intangibles other than goodwill. The current period includes a €56 million gain on the sale of Hydraulik-Ring by SV. Income from investments in other companies was €48 million compared to €57 million in the prior-year period. The current period includes a gain of €67 million from the sale of an investment in Siemens and Shell Solar and Siemens' shares of third-quarter losses at Infineon and Fujitsu Siemens Computers, amounting to €31 million and €20

Siemens AG
Corporate Communications
Press Department
80312 Munich

Reference number: AXX200207.48 e
Miriam Steffens
80333 Munich
Tel.: +49-89 636-34794; Fax: -32825
E-mail: miriam.steffens@siemens.com

million, respectively. Income from financial assets and marketable securities was a positive €47 million compared to a negative €95 million in the same period a year earlier, which included €119 million in charges from write-downs of marketable securities. In the third quarter of last year, Siemens recorded €178 million in goodwill amortization and €79 million of purchased in-process R&D for Operations. The prior year's quarter also includes a €3.459 billion pre-tax gain on the irrevocable transfer of 93.8 million shares in Infineon to Siemens' domestic pension trust and a €292 million write-down of inventories and other assets associated with an outsourcing contract in Argentina. Adjusted for taxes, these special items totaled €2.313 billion.

Liquidity and balance sheet highlights for the first nine months

Higher net income and continued working capital management were the main factors contributing to the substantial increase in cash from operating activities for the first nine months, which totalled €4.347 billion. Cash used in investing activities of €1.141 billion reflected reductions of capital expenditures, down €2.453 billion from the prior year, a period which included capital expenditures at Infineon of €1.960 billion. The nine-month period included the final payment of €3.657 billion related to the Atecs acquisition, partially offset by €3.080 billion from the disposition of Atecs businesses held for sale, primarily Rexroth and Sachs, while the prior year included €3.669 billion for the acquisitions of Acuson, Efficient and the initial payment for Atecs. Sales of Infineon shares in each of the first two quarters of the current fiscal year generated proceeds totalling €1.522 billion. The €859 million in proceeds from the sale of investments, intangibles, property, plant and equipment includes €318 million from businesses sold in the nine-month period.

Economic Value Added

Siemens worldwide generated EVA of €156 million in the third quarter of fiscal 2002, compared to EVA of €881 million in the third quarter of the prior fiscal year which included €2.313 billion in special items.

Siemens AG
Corporate Communications
Press Department
80312 Munich

Reference number: AXX200207.48 e
Miriam Steffens
80333 Munich
Tel.: +49-89 636-34794; Fax: -32825
E-mail: miriam.steffens@siemens.com

Outlook

The fourth quarter will be affected by a number of factors, including a gain from the merger of Siemens' Unisphere Networks subsidiary into Juniper Networks, Inc. Results for the fourth quarter, however, are expected to come in below third-quarter levels. The Unisphere merger will generate proceeds of US$375 million in cash and Siemens will receive 36.5 million shares in Juniper Networks, equivalent to less than 10% of Juniper Networks' outstanding shares.

"We are working through each point of the 'Operation 2003' action plan and pursuing previously announced earnings targets despite the challenging fourth quarter and extremely difficult market conditions," Pierer said. "In addition, we remain committed to our solid financial profile."

Siemens will file a full interim report on Form 6K, including Management's Discussion and Analysis and complete footnotes for the third quarter and nine-month period, in the beginning of August. This report will be available on www.siemens.com (under Investor Relations) and can also be found as an EDGAR filing with the Securities and Exchange Commission.

Notice:

- A German-language telephone conference for journalists with CEO Dr. Heinrich v. Pierer and CFO Heinz-Joachim Neubürger will be transmitted live on the Internet beginning at 1:45 p.m. CET on July 24, 2002. You can access the conference at www.siemens.de/telefonkonferenz. Please go to the Web site early enough to download software, if necessary. A recording of the telephone conference will be available later at the same location.
- Dr. v. Pierer and Mr. Neubürger will hold an English-language telephone conference with analysts on July 24, 2002 at 3:00 p.m. CET and you can also follow this conference live on the Internet by going to www.siemens.com/analystcall. A recording of the telephone conference will be available later at the same location.

Siemens AG
Corporate Communications
Press Department
80312 Munich

Reference number: AXX200207.48 e
Miriam Steffens
80333 Munich
Tel.: +49-89 636-34794; Fax: -32825
E-mail: miriam.steffens@siemens.com

Exhibit No. 2

SIEMENS

Key figures

	3rd quarter (1)		first nine months (2)	
	2002	2001	**2002**	2001
Net income (3) *(in millions of euros)*	**725**	1,608	**2,544**	3,186
therein: ***Share of Infineon Technologies AG net income/loss*** (4)	***(31)***	*(216)*	***(249)***	*(1)*
Special items (after taxes) *(in millions of euros, included in net income)*	—	2,313	**936**	2,535
Net income (excluding special items) *(in millions of euros)*	**725**	(705)	**1,608**	651
Earnings per share (excluding special items) (5)(6) *(in euros)*	**0.81**	(0.79)	**1.81**	0.74
Net cash from operating and investing activities *(in millions of euros)*	**1,466**	(2,822)	**3,206**	(3,294)
therein: ***Net cash provided by operating activities***	***2,094***	*406*	***4,347***	*1,494*
Net cash used in investing activities	***(628)***	*(3,228)*	***(1,141)***	*(4,788)*
EBIT from Operations (3) *(in millions of euros)*	**892**	(479)	**2,298**	1,459
New orders (7) *(in millions of euros)*	**19,033**	23,718	**66,854**	70,315
Sales (7) *(in millions of euros)*	**20,482**	21,360	**62,726**	62,460

	June 30, 2002	September 30, 2001
Employees *(in thousands)*	**438**	**484**
Germany (8)	177	199
International (9)	261	285

(1) April 1, 2002 – June 30, 2002
(2) October 1, 2001 – June 30, 2002
(3) Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, *Goodwill and other intangible assets*, and no longer amortizes goodwill. Consistent with this change, EBITA is now reported as EBIT. The underlying financial information has not changed or been restated. In a concurrent change, EBITA assets are now reported as net capital employed.
(4) Represents the share of income/loss from the ownership in Infineon during the respective periods. Beginning December 5, 2001 Infineon is accounted for under the equity method of accounting and is no longer consolidated in the financial statements of Siemens.
(5) Basic earnings per share based on net income: 3rd quarter €0.81 (2001: €1.81), first nine month €2.86 (2001: €3.60).
(6) Reflects stock split (one additional share for two existing shares) effective April 30, 2001.
(7) Prior year includes Infineon. In fiscal year 2002, Infineons' orders and sales are included only for the time Infineon was consolidated in the financial statements of Siemens.
(8) The decrease of 22 thousand employees compared to September 30, 2001 includes 17 thousand employees due to the deconsolidation of Infineon.
(9) The decrease of 24 thousand employees compared to September 30, 2001 includes consolidation effects of 17 thousand employees due to the deconsolidation of Infineon offset by an increase of 3 thousand employees in other segments.

Exhibit No. 3

SIEMENS AG

SEGMENT INFORMATION (unaudited)

As of and for the three months ended June 30, 2002 and 2001 and as of September 30, 2001
(in millions of €)

	New orders		External sales		Intersegment sales		Total sales		EBIT		Net capital employed		Capital spending(1)		Amortization, depreciation and write-downs(2)(3)	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	6/30/02	9/30/01	2002	2001	2002	2001
Operations																
Information and Communication Networks (ICN)	2,029	2,873	2,121	2,991	69	166	2,190	3,157	(84)	(563)	2,119	3,039	85	1,758	107	113
Information and Communication Mobile (ICM)	2,359	2,930	2,472	2,499	34	44	2,506	2,543	(9)	(511)	2,309	2,607	101	134	93	102
Siemens Business Services (SBS)	1,398	1,404	1,007	973	360	437	1,367	1,410	5	7	429	492	57	109	67	82
Automation and Drives (A&D)	2,077	2,275	1,853	1,944	283	249	2,136	2,193	193	225	2,409	2,619	52	97	60	57
Industrial Solutions and Services (I&S)	992	1,152	800	784	269	325	1,069	1,109	(32)	(10)	539	487	9	29	14	15
Siemens Dematic (SD)	751	526	704	698	36	23	740	721	12	(102)	1,024	957	14	17	15	20
Siemens Building Technologies (SBT)	1,280	1,392	1,213	1,224	74	102	1,287	1,326	23	40	1,906	2,241	27	55	42	41
Power Generation (PG)	1,648	3,366	2,387	2,187	13	21	2,400	2,208	476	197	(606)	(1,020)	85	19	37	46
Power Transmission and Distribution (PTD)	966	914	951	872	51	73	1,002	945	43	21	1,090	994	22	33	18	25
Transportation Systems (TS)	909	2,432	1,098	955	4	5	1,102	960	61	48	(944)	(932)	23	22	16	17
Siemens VDO Automotive (SV)	2,229	1,803	2,227	1,802	2	1	2,229	1,803	68	(60)	3,519	3,605	132	134	114	79
Medical Solutions (Med)	1,916	1,942	1,880	1,703	2	9	1,882	1,712	243	177	3,587	3,844	52	74	46	54
Osram	1,072	1,108	1,069	1,027	4	81	1,073	1,108	102	100	2,506	2,485	79	113	73	72
Corporate, eliminations	(1,147)	(1,638)	530	448	(1,205)	(1,312)	(675)	(864)	(209)	(48)	(1,018)	(2,805)	79	(59)	28	6
Total Operations	18,479	22,479	20,312	20,107	(4)	224	20,308	20,331	892	(479)	18,869	18,613	817	2,535	730	729
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—	52,073	52,304	—	—	—	—
Other interest expense	—	—	—	—	—	—	—	—	(14)	(85)	—	—	—	—	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	—	—	—	—	—	(257)	—	—	—	—	—	178 (4)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	—	3,459	—	—	—	—	—	—
Other special items	—	—	—	—	—	—	—	—	—	(292)	—	—	—	—	—	—
Operations income before income taxes/total assets/ total amortization, depreciation and write-downs	—	—	—	—	—	—	—	—	878	2,346	70,942	70,917	—	—	730	907
Infineon Technologies (Infineon)	—	710	—	1,095	—	182	—	1,277	—	(598)	—	6,471	—	882	—	288
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	(17)	—	3,272	—	—	—	—
Infineon income (loss) before income taxes/total assets	—	—	—	—	—	—	—	—	—	(615)	—	9,743	—	—	—	—
									Income before income taxes		Total assets					
Financing and Real Estate																
Siemens Financial Services (SFS)	159	122	107	95	52	27	159	122	83	27	8,640	9,363	39	206	60	61
Siemens Real Estate (SRE)	394	407	61	63	333	344	394	407	53	48	3,734	3,469	57	62	51	50
Eliminations	—	—	—	—	(2)	—	(2)	—	—	—	(13)	(65)	—	—	—	—
Total Financing and Real Estate	553	529	168	158	383	371	551	529	136	75	12,361	12,767	96	268	111	111
Eliminations, reclassifications and Corporate Treasury	1	—	2	—	(379)	(777)	(377)	(777)	4	44	(4,536)	(3,309)	—	—	—	13
Siemens worldwide	19,033	23,718	20,482	21,360	—	—	20,482	21,360	1,018	1,850	78,767	90,118	913	3,685	841	1,319

(1) Intangible assets, property, plant and equipment, acquisitions, and investments.
(2) Includes amortization of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(3) For Operations, in fiscal 2001 excluding goodwill amortization.
(4) Represents only goodwill amortization.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the nine months ended June 30, 2002 and 2001 and as of September 30, 2001
(in millions of €)

	New orders		External sales		Intersegment sales		Total sales		EBIT		Net capital employed		Capital spending(1)		Amortization, depreciation and write-downs(2)(3)	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	6/30/02	9/30/01	2002	2001	2002	2001
Operations																
Information and Communication Networks (ICN)	6,830	9,615	7,062	8,728	325	475	7,387	9,203	(366)	(363)	2,119	3,039	318	2,032	339	302
Information and Communication Mobile (ICM)	9,002	8,865	8,258	8,123	106	110	8,364	8,233	72	(286)	2,309	2,607	256	400	267	264
Siemens Business Services (SBS)	4,757	4,719	3,170	3,149	1,125	1,264	4,295	4,413	75	45	429	492	152	362	207	222
Automation and Drives (A&D)	6,610	7,001	5,368	5,693	859	795	6,227	6,488	504	711	2,409	2,619	158	311	172	165
Industrial Solutions and Services (I&S)	3,174	3,533	2,394	2,341	784	831	3,178	3,172	(69)	16	539	487	44	73	40	35
Siemens Dematic (SD)	2,198	1,308	2,231	1,556	60	120	2,291	1,676	35	(24)	1,024	957	53	36	47	43
Siemens Building Technologies (SBT)	4,150	4,180	3,776	3,611	229	274	4,005	3,885	108	93	1,906	2,241	95	176	117	117
Power Generation (PG)	9,146	9,876	7,117	5,848	31	64	7,148	5,912	1,228	432	(606)	(1,020)	176	255	111	148
Power Transmission and Distribution (PTD)	3,635	3,009	2,823	2,588	186	181	3,009	2,769	93	57	1,090	994	72	151	54	55
Transportation Systems (TS)	3,832	4,716	3,112	2,870	11	15	3,123	2,885	173	127	(944)	(932)	91	100	40	40
Siemens VDO Automotive (SV)	6,463	3,812	6,458	3,808	5	4	6,463	3,812	80	(103)	3,519	3,605	346	271	293	165
Medical Solutions (Med)	6,027	5,987	5,509	5,167	13	20	5,522	5,187	717	583	3,587	3,844	226	895	140	137
Osram	3,310	3,456	3,257	3,221	53	235	3,310	3,456	270	356	2,506	2,485	236	267	216	209
Corporate, eliminations	(4,411)	(4,993)	1,200	1,452	(3,744)	(3,803)	(2,544)	(2,351)	(622)	(185)	(1,018)	(2,805)	3,767 (4)	1,226	97	170
Total Operations	64,723	65,084	61,735	58,155	43	585	61,778	58,740	2,298	1,459	18,869	18,613	5,990	6,555	2,140	2,072
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—	52,073	52,304	—	—	—	—
Other interest expense	—	—	—	—	—	—	—	—	(106)	(198)	—	—	—	—	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	—	—	—	—	—	(490)	—	—	—	—	—	364 (5)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	936	3,459	—	—	—	—	—	—
Other special items	—	—	—	—	—	—	—	—	—	(292)	—	—	—	—	—	—
Operations income before income taxes/total assets/ total amortization, depreciation and write-downs	—	—	—	—	—	—	—	—	3,128	3,938	70,942	70,917	—	—	2,140	2,436
Infineon Technologies (Infineon)	—	3,761	—	3,874	—	712	—	4,586	—	(142)	—	6,471	—	1,960	—	793
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	(1)	—	3,272	—	—	—	—
Infineon income (loss) before income taxes/total assets	—	—	—	—	—	—	—	—	—	(143)	—	9,743	—	—	—	—
									Income before income taxes		Total assets					
Financing and Real Estate																
Siemens Financial Services (SFS)	435	342	321	263	114	79	435	342	166	143	8,640	9,363	190	353	182	185
Siemens Real Estate (SRE)	1,199	1,128	178	168	1,021	960	1,199	1,128	220	169	3,734	3,469	183	121	151	143
Eliminations	—	—	—	—	(6)	(5)	(6)	(5)	—	—	(13)	(65)	—	—	—	—
Total Financing and Real Estate	1,634	1,470	499	431	1,129	1,034	1,628	1,465	386	312	12,361	12,767	373	474	333	328
Eliminations, reclassifications and Corporate Treasury	497	—	492	—	(1,172)	(2,331)	(680)	(2,331)	(269)	91	(4,536)	(3,309)	214	—	209	—
Siemens worldwide	66,854	70,315	62,726	62,460	—	—	62,726	62,460	3,245	4,198	78,767	90,118	6,577	8,989	2,682	3,557

(1) Intangible assets, property, plant and equipment, acquisitions, and investments.
(2) Includes amortization of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(3) *For Operations, in fiscal 2001 excluding goodwill amortization.*
(4) Includes approximately €3.7 billion referring to the purchase of Vodafone AG's remaining interest in Atecs Mannesmann AG.
(5) Represents only goodwill amortization.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended June 30, 2002 and 2001
(in millions of €, per share amounts in €)

	Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon(3)	Financing and Real Estate	
	2002	2001	2002	2001	2002	2001	2001	2002	2001
Net sales	20,482	21,360	(377)	(777)	20,308	20,331	1,277	551	529
Cost of sales	(14,669)	(16,395)	377	497	(14,629)	(15,229)	(1,285)	(417)	(378)
Gross profit on sales	5,813	4,965	—	(280)	5,679	5,102	(8)	134	151
Research and development expenses	(1,425)	(1,822)	—	(100)	(1,425)	(1,404)	(318)	—	—
Marketing, selling and general administrative expenses	(3,610)	(4,370)	—	(3)	(3,524)	(4,057)	(212)	(86)	(98)
Other operating income (expense), net	58	(232)	(22)	(170)	43	(62)	(23)	37	23
Income from investments in other companies, net	87	8	—	(7)	48	57	(22)	39	(20)
Income from financial assets and marketable securities, net	22	(117)	(21)	(6)	47	(95)	(15)	(4)	(1)
Interest income (expense) of Operations, net	24	(20)	—	—	24	(20)	—	—	—
EBIT(1) from Operations/EBIT Infineon	—	—	—	—	892	(479)	(598)	—	—
Other interest (expense) income, net	49	(21)	47	61	(14)	(85)	(17)	16	20
Goodwill amortization and purchased in-process R&D expenses of Operations	—	—	—	257	—	(257)	—	—	—
Gains on sales and dispositions of significant business interests(2)	—	3,459	—	—	—	3,459	—	—	—
Other special items	—	—	—	292	—	(292)	—	—	—
Income (loss) before income taxes	1,018	1,850	4	44	878	2,346	(615)	136	75
Income taxes	(258)	(355)	3	(11)	(228)	(571)	244	(33)	(17)
Minority interest	(35)	113	—	—	(35)	113	—	—	—
Net income (loss)	725	1,608	7	33	615	1,888	(371)	103	58
Basic earnings per share	0.81	1.81							
Diluted earnings per share	0.81	1.81							

(1) EBIT is measured as earnings before financing interest, income taxes, amortization of goodwill and purchased in-process R&D expenses and certain one-time items. Siemens has adopted the provisions of SFAS 142 as of October 1, 2001. Accordingly, goodwill is no longer amortized and only prior year amortization is shown. Interest income related to receivables from customers, cash allocated to the segments and interest expense on payables to suppliers are part of EBIT. EBIT differs from income before income taxes and should not be considered to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours.

(2) Includes special items.

(3) As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings from Infineon are included in "Income from investments in other companies, net" in Operations.

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the nine months ended June 30, 2002 and 2001
(in millions of €, per share amounts in €)

	Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon(4)	Financing and Real Estate	
	2002	2001	2002	2001	2002	2001	2001	2002	2001
Net sales	62,726	62,460	(680)	(2,331)	61,778	58,740	4,586	1,628	1,465
Cost of sales	(45,280)	(44,897)	604	2,066	(44,651)	(42,409)	(3,477)	(1,233)	(1,077)
Gross profit on sales	17,446	17,563	(76)	(265)	17,127	16,331	1,109	395	388
Research and development expenses	(4,398)	(4,947)	(168)	(162)	(4,230)	(3,940)	(845)	—	—
Marketing, selling and general administrative expenses	(11,177)	(12,283)	(88)	(4)	(10,876)	(11,430)	(611)	(213)	(238)
Other operating income (expense), net	62	50	(72)	(383)	16	160	179	118	94
Income from investments in other companies, net	162	(3)	(16)	(4)	136	(42)	37	42	6
Income from financial assets and marketable securities, net	68	251	29	(74)	52	335	(11)	(13)	1
Interest income (expense) of Operations, net	73	45	—	—	73	45	—	—	—
EBIT(1) from Operations/EBIT Infineon	—	—	—	—	2,298	1,459	(142)	—	—
Other interest (expense) income, net	73	63	122	201	(106)	(198)	(1)	57	61
Goodwill amortization and purchased in-process R&D expenses of Operations	—	—	—	490	—	(490)	—	—	—
Gains on sales and dispositions of significant business interests(2)	936	3,459	—	—	936	3,459	—	—	—
Other special items	—	—	—	292	—	(292)	—	—	—
Income (loss) before income taxes	3,245	4,198	(269)	91	3,128	3,938	(143)	386	312
Income taxes(3)	(708)	(988)	59	(22)	(683)	(965)	75	(84)	(76)
Minority interest	7	(24)	2	—	5	(24)	—	—	—
Net income (loss)	2,544	3,186	(208)	69	2,450	2,949	(68)	302	236
Basic earnings per share	2.86	3.60							
Diluted earnings per share	2.86	3.60							

(1) EBIT is measured as earnings before financing interest, income taxes, amortization of goodwill and purchased in-process R&D expenses and certain one-time items. Siemens has adopted the provisions of SFAS 142 as of October 1, 2001. Accordingly, goodwill is no longer amortized and only prior year amortization is shown. Interest income related to receivables from customers, cash allocated to the segments and interest expense on payables to suppliers are part of EBIT. EBIT differs from income before income taxes and should not be considered to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours.

(2) Includes special items.

(3) The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes. The corresponding figures for fiscal year 2001 are calculated based on the consolidated effective corporate tax rate excluding Infineon.

(4) As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings from Infineon are included in "Income from investments in other companies, net" in Operations.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the nine months ended June 30, 2002 and 2001
(in millions of €)

	Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon	Financing and Real Estate	
	2002	2001	2002	2001	2002	2001	2001	2002	2001
Cash flows from operating activities									
Net income	2,544	3,186	(208)	69	2,450	2,949	(68)	302	236
Adjustments to reconcile net income to cash provided									
Minority interest	(7)	24	(2)	—	(5)	24	—	—	—
Depreciation and amortization	2,682	3,557	209	—	2,140	2,436	793	333	328
Deferred taxes	(204)	494	(187)	11	7	573	(128)	(24)	38
Gains on sales and disposals of property, plant and equipment, net	(170)	(99)	—	—	(101)	(29)	8	(69)	(78)
(Gains) losses on sales and disposals of investments, net	(148)	(72)	7	—	(155)	130	(202)	—	—
Gains on sales and dispositions of significant business interests	(936)	(3,459)	—	—	(936)	(3,459)	—	—	—
Losses (gains) on sales of marketable securities, net	(10)	(294)	(2)	—	(11)	(290)	—	3	(4)
(Income) loss from equity investees, net of dividends received	90	(19)	17	—	105	17	(36)	(32)	—
Write-off of acquired in-process research and development	—	139	—	—	—	126	13	—	—
Change in current assets and liabilities									
(Increase) decrease in inventories, net	16	(2,140)	86	1	(108)	(1,900)	(255)	38	14
(Increase) decrease in accounts receivable, net	1,966	1,170	555	(9)	1,371	434	567	40	178
Increase (decrease) in outstanding balance of receivables sold	(462)	683	(462)	683	—	—	—	—	—
(Increase) decrease in other current assets	(80)	(2,329)	(711)	(344)	656	(1,350)	(248)	(25)	(387)
Increase (decrease) in accounts payable	(1,309)	(772)	(249)	(43)	(1,062)	(737)	(53)	2	61
Increase (decrease) in accrued liabilities	(47)	(179)	43	18	(80)	88	(319)	(10)	34
Increase (decrease) in other current liabilities	(442)	1,921	18	50	(503)	2,063	32	43	(224)
Change in other assets and liabilities	864	(317)	442	(393)	434	(79)	11	(12)	144
Net cash provided by (used in) operating activities	4,347	1,494	(444)	43	4,202	996	115	589	340
Cash flows from investing activities									
Additions to intangible assets and property, plant and equipment	(2,606)	(4,761)	(149)	—	(2,089)	(2,575)	(1,767)	(368)	(419)
Acquisitions, net of cash acquired	(3,710)	(3,669)	—	—	(3,710)	(3,669)	—	—	—
Purchases of investments	(261)	(559)	(65)	—	(191)	(311)	(193)	(5)	(55)
Purchases of marketable securities	(88)	(200)	(36)	(11)	(11)	(139)	(45)	(41)	(5)
Increase in receivables from financing activities	(43)	(335)	(506)	302	—	—	—	463	(637)
Increase (decrease) in outstanding balance of receivables sold	—	—	462	(683)	—	—	—	(462)	683
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	859	3,772	—	—	656	3,310	267	203	195
Proceeds from sales of assets held-for-sale	3,080	—	—	—	3,080	—	—	—	—
Proceeds from sales and dispositions of significant business interests	1,522	—	—	—	1,522	—	—	—	—
Proceeds from sales of marketable securities	106	964	43	—	59	529	426	4	9
Net cash (used in) provided by investing activities	(1,141)	(4,788)	(251)	(392)	(684)	(2,855)	(1,312)	(206)	(229)
Cash flows from financing activities									
Proceeds from issuance of capital stock	156	513	—	(19)	156	513	19	—	—
Purchase of common stock of Company	(152)	(513)	—	—	(152)	(513)	—	—	—
Proceeds from issuance of treasury shares	81	233	—	—	81	233	—	—	—
Proceeds from issuance of debt	256	4,141	256	4,141	—	—	—	—	—
Repayment of debt	(809)	(922)	(809)	(922)	—	—	—	—	—
Change in short-term debt	(3)	(50)	85	851	(53)	(2,219)	1,285	(35)	33
Change in restricted cash	(2)	(19)	(2)	—	—	—	(19)	—	—
Dividends paid	(888)	(1,412)	—	407	(888)	(1,412)	(407)	—	—
Dividends paid to minority shareholders	(95)	(282)	—	(119)	(95)	(163)	—	—	—
Intercompany financing	—	—	2,742	(5,186)	(2,401)	5,345	(23)	(341)	(136)
Net cash (used in) provided by financing activities	(1,456)	1,689	2,272	(847)	(3,352)	1,784	855	(376)	(103)
Effect of deconsolidation of Infineon on cash and cash equivalents	(383)	—	(383)	—	—	—	—	—	—
Effect of exchange rates on cash and cash equivalents	(121)	—	(80)	13	(39)	(11)	—	(2)	(2)
Net increase (decrease) in cash and cash equivalents	1,246	(1,605)	1,114	(1,183)	127	(86)	(342)	5	6
Cash and cash equivalents at beginning of period	7,802	6,862	6,860	5,105	907	1,211	511	35	35
Cash and cash equivalents at end of period	9,048	5,257	7,974	3,922	1,034	1,125	169	40	41

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of June 30, 2002 and September 30, 2001
(in millions of €)

	Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon	Financing and Real Estate	
	6/30/02	9/30/01	6/30/02	9/30/01	6/30/02	9/30/01	9/30/01	6/30/02	9/30/01
ASSETS									
Current assets									
Cash and cash equivalents	9,048	7,802	7,974	6,103	1,034	907	757	40	35
Marketable securities	616	791	31	36	527	638	93	58	24
Accounts receivable, net	15,123	17,734	(36)	1,469	11,870	12,133	719	3,289	3,413
Intracompany receivables	—	—	(12,533)	(10,706)	12,457	10,060	208	76	438
Inventories, net	12,176	13,406	(11)	(74)	12,111	12,485	882	76	113
Deferred income taxes	969	1,113	(177)	—	970	971	39	176	103
Other current assets	7,438	10,167	292	64	6,190	9,145	178	956	780
Total current assets	45,370	51,013	(4,460)	(3,108)	45,159	46,339	2,876	4,671	4,906
Long-term investments	5,171	3,314	2	6	4,858	2,348	655	311	305
Intangible assets, net	9,163	9,771	13	(1)	9,038	9,223	437	112	112
Property, plant and equipment, net	11,908	17,803	2	2	7,734	8,547	5,233	4,172	4,021
Deferred income taxes	2,843	3,684	774	—	2,025	3,071	412	44	201
Other assets	4,312	4,533	87	(56)	1,174	1,240	130	3,051	3,219
Other intracompany receivables	—	—	(954)	(152)	954	149	—	—	3
Total assets	78,767	90,118	(4,536)	(3,309)	70,942	70,917	9,743	12,361	12,767
LIABILITIES AND SHAREHOLDERS' EQUITY									
Current liabilities									
Short-term debt and current maturities of long-term debt	1,743	2,637	637	1,499	935	878	119	171	141
Accounts payable	8,379	10,798	(16)	180	8,151	9,330	1,050	244	238
Intracompany liabilities	—	—	(7,896)	(7,068)	1,831	1,215	239	6,065	5,614
Accrued liabilities	10,170	10,864	91	148	9,895	10,126	426	184	164
Deferred income taxes	623	754	(120)	1	647	631	19	96	103
Other current liabilities	14,383	19,471	(1,157)	(487)	14,958	18,988	351	582	619
Total current liabilities	35,298	44,524	(8,461)	(5,727)	36,417	41,168	2,204	7,342	6,879
Long-term debt	9,717	9,973	6,460	6,205	2,945	3,121	249	312	398
Pension plans and similar commitments	4,662	4,721	—	45	4,637	4,653	—	25	23
Deferred income taxes	114	111	(241)	—	69	43	53	286	15
Other accruals and provisions	3,256	2,957	24	(414)	3,003	2,653	319	229	399
Other intracompany liabilities	—	—	(2,318)	(3,418)	1	155	—	2,317	3,263
	53,047	62,286	(4,536)	(3,309)	47,072	51,793	2,825	10,511	10,977
Minority interests	532	4,020	—	—	532	4,002	18	—	—
Shareholders' equity									
Common stock, no par value. Authorized: 1,145,914,560 and 1,145,773,579 shares, respectively Issued: 890,371,226 and 888,230,245 shares, respectively	2,671	2,665							
Additional paid-in capital	5,053	4,901							
Retained earnings	21,418	19,762							
Accumulated other comprehensive income	(3,950)	(3,516)							
Treasury stock, at cost. 50,052 and 1,116 shares, respectively	(4)	—							
Total shareholders' equity	25,188	23,812	—	—	23,338	15,122	6,900	1,850	1,790
Total liabilities and shareholders' equity	78,767	90,118	(4,536)	(3,309)	70,942	70,917	9,743	12,361	12,767

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
(Registrant)

Date: July 24, 2002

By: (Signature)*
Name: Charles Herlinger
Title: Vice President and Corporate Controller

By: (Signature)*
Name: Bernd Vogt
Title: Deputy Vice President

*Print the name and title of the signing officer under his signature